Exhibit 1
Amended and Restated Joint Filing Agreement
This Amended and Restated Joint Filing Agreement is entered into as of August 1, 2017, by the undersigned, superseding the Joint Filing Agreement entered into as of August 29, 2014 by Jack W. Schuler, Renate Schuler and the Schuler Family Foundation. The undersigned hereby agree that this Amendment No. 2 to Schedule 13D with respect to the shares of the common stock, par value $0.01 per share, of Yield10 Bioscience, Inc., a Delaware corporation, is, and any amendment subsequently signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

/s/ Jack W. Schuler
Jack W. Schuler

/s/ Renate Schuler
Renate Schuler

SCHULER FAMILY FOUNDATION

By:	/s/ Jack W. Schuler
Jack W. Schuler, Director

JACK W. SCHULER LIVING TRUST

By:	/s/ Jack W. Schuler
Jack W. Schuler, Trustee